Room 4561

October 27, 2006

Mr. Brian S. Dunn
President
Serefex Corporation
4328 Corporate Square, Suite C
Naples, Florida 34104

Re: **Serefex Corporation**
         Amendment No. 3 to Registration Statement on Form SB-2 filed October 24, 2006
         File No. 333-136174

         Form 10-KSB for the year ended December 31, 2005
         File No. 0-24362

Dear Mr. Dunn:

        We have reviewed your amended filing and response letter filed October 16, 2006 and have the following comments.

Amendment No. 3 to Registration Statement on Form SB-2

Management's Discussion and Analysis and Plan of Operation

Liquidity Analysis, page 18

1.   We note your response and revised disclosure to comment 2 of our letter dated October 18, 2006. Please advise us of the purpose of having such revised disclosure in quotations or revise as appropriate.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures

Scope of Evaluation, page 25

2.   We note your response in your letter dated October 24, 2006 regarding the evaluation undertaken by your chief executive officer and chief financial officer with respect to your internal control over financial reporting and that such evaluation differed from the

evaluation requirements set forth in Items 308(a) and (b) of Regulation S-B. Please revise your disclosure to disclose that a separate evaluation of your internal control over financial reporting was undertaken by management and indicate management's conclusion upon such evaluation. Please also disclose that such evaluation did not meet the requirements of an evaluation undertaken pursuant to Items 308(a) and (b). Please indicate that such evaluation was interim and discuss how your evaluation differed from the requirements set forth in Items 308(a) and (b) and what such evaluation consisted of.

Conclusions, page 25

3.   Your response in your letter dated October 24, 2006 did not appear to fully address the concerns initially set forth in our letter dated August 29, 2006. In particular, we note a disclaimer regarding the inherent limitations on the effectiveness of the disclosure controls and procedures. Please advise us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also confirm that you will note this comment with respect to preparing future reports.

4.   Your response in your letter dated October 24, 2006 did not appear to fully address the concerns initially set forth in our letter dated August 29, 2006. In particular, your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of "ensur[ing] that material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when [y]our periodic reports are being prepared." This formulation appears to vary from the requirements of Rules 13a-15(b) and (e) under the Exchange Act. Your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether "information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and whether such information "is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." We express similar concern with respect to your subsequently filed periodic reports. Please advise us whether your chief executive officer and chief financial officer have determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective as of December 31, 2005, March 31, 2006 and June 30, 2006. Please confirm that you will note this comment with respect to preparing future reports.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
         William J. Schifino, Sr. Esq.
         Williams Schifino Mangione & Steady, P.A.
         One Tampa City Center, Suite 2600
         Tampa, Florida 33602
         Telephone: (813) 221-2626
         Facsimile: (813) 221-7335